Exhibit 99.1

PRESS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

BROOKFIELD RENEWABLE ANNOUNCES EXTENSION OF EXCHANGE OFFER FOR OUTSTANDING CLASS A PREFERENCE SHARES, SERIES 5 OF BROOKFIELD RENEWABLE POWER PREFERRED EQUITY INC.

BROOKFIELD, News, December 21, 2015 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) ("Brookfield Renewable") today announced that it has extended the expiry time of its offer to exchange each issued and outstanding Class A Preference Share, Series 5 of Brookfield Renewable Power Preferred Equity Inc. (TSX:BRF.PR.E) with an annual dividend rate of 5.00% (collectively, the "Series 5 Preferred Shares") for one newly issued Class A Preferred Limited Partnership Unit, Series 5 of Brookfield Renewable with an annual distribution rate of 5.59% (the "Exchange Offer") to 5:00 p.m. (Toronto Time) on January 20, 2016.
The Exchange Offer is being extended pursuant to an amendment and restatement of Brookfield Renewable's prospectus supplement dated November 9, 2015 to its short form base shelf prospectus dated May 12, 2015 (the "Amended and Restated Prospectus Supplement"). Full details of the Exchange Offer are contained in the Amended and Restated Prospectus Supplement, which will be filed with securities regulatory authorities in each of the provinces and territories of Canada and mailed to holders of Series 5 Preferred Shares ("Series 5 Preferred Shareholders") as required under applicable Canadian securities laws on or about December 23, 2015. Copies of the Amended and Restated Prospectus Supplement will be available on SEDAR at www.sedar.com and on Brookfield Renewable's website at www.brookfieldrenewable.com at such time. Series 5 Preferred Shareholders are urged to evaluate carefully all information in the Exchange Offer, including risk factors, and to consult their own investment, tax and legal advisors.
Computershare Investor Services Inc. is the Depositary for the Exchange Offer and D.F. King Canada, a division of CST Investor Services Inc., is the Information Agent. Any questions or requests for assistance concerning the Exchange Offer or further information about tendering to the Exchange Offer should be directed to the Depositary at 1-800-564-6253 (toll free in North America) or 1-514-982-7555, or by e-mail at corporateactions@computershare.com; or to the Information Agent at 1-800-332-4904 (toll free in North America) or 1-201-806-7301, or by e-mail at inquiries@dfking.com.
Copies of the Amended and Restated Prospectus Supplement may be obtained free of charge upon request to the Depositary or the Information Agent. Series 5 Preferred Shareholders whose Series 5 Preferred Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact such nominee for assistance in depositing their Series 5 Preferred Shares to the Exchange Offer.
This news release shall not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Exchange Offer is not being made to, nor will tenders be accepted from or on behalf of, Series 5 Preferred Shareholders in any jurisdiction in which the making or acceptance of the Exchange Offer would not be in compliance with the laws of such jurisdiction. However, Brookfield Renewable may, in its sole discretion, take such action as it may deem necessary to extend the Exchange Offer to Series 5 Preferred Shareholders in any such jurisdiction. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the benefit of, United States persons, except in certain transactions exempt from registration under the U.S. Securities Act and applicable U.S. state securities laws.

Brookfield Renewable Energy Partners
Brookfield Renewable Energy Partners operates one of the world's largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Latin America and Europe and totals more than 7,000 megawatts of installed capacity, generating enough renewable energy to power four million homes. Brookfield Renewable is listed on the New York and Toronto stock exchanges. For more information, go to www.brookfieldrenewable.com.

Brookfield Renewable is the flagship listed renewable energy company of Brookfield Asset Management, a leading global alternative asset manager with over $200 billion of assets under management. For more information, go to www.brookfield.com.

Contact Information:

Zev Korman Senior Vice President, Investor Relations Tel: (416) 359-1955 Email: zev.korman@brookfieldrenewable.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as "will", "expected", "intend", or variations of such words and phrases. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.